EXHIBIT 9

FOR IMMEDIATE RELEASE
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Contact
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David W. Schostak
(248) 357-6126

NBO ANNOUNCES INTENTION TO COMMENCE $5.00 PER SHARE TENDER OFFER FOR QUALITY DINING
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Southfield, MI, April 18, 2000 - NBO, LLC, a 9.8% shareholder of Quality Dining,
Inc. (Nasdaq/NM: QDIN), today announced its intention to commence a tender offer to purchase all Quality Dining shares at a price of $5.00 per share. NBO indicated that, as described below, the tender offer will be subject to certain conditions, but will not be subject to a financing or due diligence condition. Following completion of the tender offer, NBO intends to effect a merger in which all remaining Quality Dining shareholders will also receive the same cash price paid in the tender offer.

This action was taken in response to the Quality Dining Board's decision to permit Daniel B. Fitzpatrick, the Company's CEO who already owns nearly 19% of the Company's shares, to purchase an additional 1,000,000 shares. Directors and officers, including Mr. Fitzpatrick, already own approximately 30% of the Company's shares, and the Company has stated its intention to buy back shares in the market. In March 2000, the Quality Dining Board rejected NBO's cash merger proposal under which all Quality Dining shareholders would have received $5.00 per share.

Mr. David Schostak, a principal of NBO, stated, "I am hopeful that the Quality Dining Board will not block our $5.00 per share offer while permitting Dan Fitzpatrick to buy shares at current market prices of less than half our offer price, enabling him and the other managers to obtain effective control without paying a premium to shareholders." In a letter to the Board, Mr. Schostak urged the Board to let the matter be resolved by shareholders in the marketplace, stating, "Please give your shareholders, the owners of Quality Dining, the right to decide whether to accept our $5.00 per share offer before handing effective control to Dan Fitzpatrick and management at no premium to market prices." Mr. Schostak further urged the Board to protect all shareholders by not permitting

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Mr. Fitzpatrick to buy any additional shares at a price below NBO's offer price and requiring him to offer the same price for all outstanding shares.

NBO indicated that its offer will be conditioned, among other things, upon (1) there being properly tendered and not withdrawn a number of shares that, when added to the number of shares beneficially owned by NBO, would represent a majority of the outstanding shares, (2) Quality Dining's approval of the offer for purposes of its "poison pill" shareholder rights plan and Indiana corporate statutes, (3) Quality Dining agreeing with NBO that its representatives will constitute a majority of the Quality Dining Board if the tender offer is successful and (4) NBO being satisfied that Quality Dining will not be in default under any instrument evidencing its outstanding indebtedness upon consummation of the tender offer.

A copy of NBO's April 18, 2000 letter to the Quality Dining Board is attached.